Mail Stop 3561

August 27, 2008

Quan Long Chen
Chief Executive Officer
China Fruits Corporation
Fu Xi Technology & Industry Park
Nan Feng County
Jiang Xi Province
People's Republic of China

> **Re: China Fruits Corporation**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed August 8, 2008**
> **File No. 000-22373**

Dear Mr. Chen:

We have completed our review of your amended Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services